
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 2024

Michael Blend
Chief Executive Officer
System1, Inc.
4235 Redwood Avenue
Marina Del Rey, CA 90066

> **Re: System1, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023**
> **Response dated September 27, 2024**
> **File No. 001-39331**

Dear Michael Blend:

We have reviewed your September 27, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023

Item 11. Executive Compensation, page 1

1.   We note your response to prior comment 1 and amended Form 10-K. It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

Please contact Tyler Howes at 202-551-3370 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance

Office of Finance

cc: Steven B. Stokdyk, Esq.